EXHIBIT 99.13

AUDITORS’ REPORT TO THE BOARD OF DIRECTORS ON
THE CONSOLIDATED FINANCIAL STATEMENTS OF
INFOSYS TECHNOLOGIES LIMITED AND ITS SUBSIDIARIES

We have audited the attached consolidated balance sheet of Infosys Technologies Limited (the Company) and its subsidiaries (collectively called ‘the Infosys Group’) as at 30 June 2005, the consolidated profit and loss account and the consolidated cash flow statement for the quarter ended on that date, annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that the consolidated financial statements have been prepared by the Company’s management in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements, issued by the Institute of Chartered Accountants of India.

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(a)	in the case of the consolidated balance sheet, of the state of affairs of the Infosys Group as at 30 June 2005;

(b)	in the case of the consolidated profit and loss account, of the net profit of the Infosys Group for the quarter ended on that date; and

(c)	in the case of the consolidated cash flow statement, of the cash flows of the Infosys Group for the quarter ended on that date.

for BSR & Co.
Chartered Accountants

Subramanian Suresh
Partner
Membership No. 83673

Bangalore
12 July 2005

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore
Consolidated Balance Sheet as at	Schedule	June 30, 2005	June 30, 2004	March 31, 2005

SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS
Share capital	1	135.71	33.43	135.29
Reserves and surplus	2	5,770.84	3,685.95	5,089.82

		5,906.55	3,719.38	5,225.11

MINORITY INTEREST		43.66	—	0.14

PREFERENCE SHARES ISSUED BY SUBSIDIARY*	3	—	93.51	93.51

		5,950.21	3,812.89	5,318.76

APPLICATION OF FUNDS
FIXED ASSETS	4
Original cost		2,498.70	1,710.53	2,287.31
Less: Depreciation and amortization		1,108.82	861.59	1,030.83

Net book value		1,389.88	848.94	1,256.48
Add: Capital work-in-progress		356.61	284.85	317.67

		1,746.49	1,133.79	1,574.15

INVESTMENTS	5	1,335.76	853.98	1,210.78
DEFERRED TAX ASSETS	6	47.96	44.20	44.37
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	7	1,235.65	836.63	1,322.00
Cash and bank balances	8	1,718.44	1,077.38	1,575.58
Loans and advances	9	1,108.18	761.07	1,024.44

		4,062.27	2,675.08	3,922.02

LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	10	611.66	518.08	656.02
Provisions	11	630.61	376.08	776.54

NET CURRENT ASSETS		2,820.00	1,780.92	2,489.46

		5,950.21	3,812.89	5,318.76

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23

*	refer to note 23.2.16

The schedules referred to above form an integral part of the consolidated balance sheet.

As per our report attached

for BSR & Co.
(formerly Bharat S Raut & Co.)
Chartered Accountants

Subramanian Suresh	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman	Chief Executive Officer,	Chief Operating Officer	Director
Membership No. 83673	and Chief Mentor	President and Managing	and Deputy Managing
		Director	Director

	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar	Claude Smadja
	Director	Director	Director	Director

	Sridar A. Iyengar	David L. Boyles	K. Dinesh	S. D. Shibulal
	Director	Director	Director	Director

	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore	Director and	Director	Company Secretary and
July 12, 2005	Chief Financial Officer		Senior Vice President — Finance

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore, except per share data
Consolidated Profit and Loss Account for the	Schedule	Quarter ended		Year ended
		June 30, 2005	June 30, 2004	March 31, 2005

Income from software services, products and business process management		2,071.59	1,517.38	7,129.65
Software development and business process management expenses	12	1,104.44	805.22	3,764.66

GROSS PROFIT		967.15	712.16	3,364.99

Selling and marketing expenses	13	141.46	105.21	461.00
General and administration expenses	14	161.88	117.68	568.98

		303.34	222.89	1,029.98
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION , AMORTIZATION, MINORITY INTEREST AND EXCEPTIONAL ITEM		663.81	489.27	2,335.01
Interest		—	—	—
Depreciation and amortization		80.10	52.53	286.92

OPERATING PROFIT AFTER INTEREST, DEPRECIATION, AMORTIZATION AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEM		583.71	436.74	2,048.09

Other income	15	28.58	15.70	123.90
Provision for investments		0.06	(0.01)	(0.10)

NET PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEM		612.23	452.45	2,172.09
Provision for taxation on the above	16	80.16	64.11	325.58

NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEM		532.07	388.34	1,846.51
Exceptional item — income from sale of investment in yantra corporation (net of taxes)		—	—	45.19

NET PROFIT AFTER TAX AND EXCEPTIONAL ITEM AND BEFORE MINORITY INTEREST		532.07	388.34	1,891.70
Minority interest		0.15	—	0.03

NET PROFIT AFTER TAX, EXCEPTIONAL ITEM AND MINORITY INTEREST		531.92	388.34	1,891.67

Balance Brought Forward		1,415.35	70.67	70.67
Less: Residual dividend paid		0.25	2.32	2.31
Additional dividend tax		0.03	0.30	2.27

		1,415.07	68.05	66.09

AMOUNT AVAILABLE FOR APPROPRIATION		1,946.99	456.39	1,957.76

Dividend
Interim		—	—	133.93
Final		—	—	175.87

Total dividend		—	—	309.80
Dividend tax		—	—	42.17
Amount transferred to general reserve		—	—	190.44
Balance in profit and loss account		1,946.99	456.39	1,415.35

		1,946.99	456.39	1,957.76

EARNINGS PER SHARE *
Equity shares of par value Rs. 5/- each
Before Exceptional Items
Basic		19.63	14.54	68.79
Diluted		19.08	14.29	67.00
After Exceptional Items
Basic		19.63	14.54	70.48
Diluted		19.08	14.29	68.64
Number of shares used in computing earnings per share
Basic		27,09,95,442	26,71,36,028	26,84,20,167
Diluted		27,88,25,223	27,18,51,267	27,55,83,543

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23

*	refer to note 23.2.18

The schedules referred to above form an integral part of the consolidated profit and loss account.

As per our report attached

for BSR & Co.
(formerly Bharat S Raut & Co.)
Chartered Accountants

Subramanian Suresh	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman	Chief Executive Officer,	Chief Operating Officer	Director
Membership No. 83673	and Chief Mentor	President and Managing Director	and Deputy Managing Director

	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar	Claude Smadja
	Director	Director	Director	Director

	Sridar A. Iyengar	David L. Boyles	K. Dinesh	S. D. Shibulal
	Director	Director	Director	Director

	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore	Director and	Director	Company Secretary and
July 12, 2005	Chief Financial Officer		Senior Vice President — Finance

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore
		Quarter ended		Year ended
Consolidated Cash Flow Statement for the	Schedule	June 30, 2005	June 30, 2004	March 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax and Exceptional Item		612.23	452.45	2,172.09
Adjustments to reconcile net profit before tax to cash provided by operating activities (Profit)/ loss on sale of fixed assets		(0.05)	(0.07)	0.57
Depreciation and amortization		80.10	52.53	286.92
Interest and dividend income		(38.91)	(29.36)	(114.12)
Provisions for investments		0.06	(0.01)	(0.10)

Effect of exchange differences on translation of foreign currency cash and cash equivalents		(4.59)	(12.99)	(4.37)

Changes in current assets and liabilities
Sundry debtors		86.35	(185.18)	(670.55)
Loans and advances	17	(73.63)	(34.62)	(103.98)
Current liabilities and provisions	18	(45.97)	(56.43)	98.74
Income taxes paid during the period / year	19	(38.07)	(12.05)	(293.86)

NET CASH GENERATED BY OPERATING ACTIVITIES		577.52	174.27	1,371.34

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets and change in capital work-in-progress	20	(252.49)	(154.46)	(830.74)
Proceeds on disposal of fixed assets		0.10	0.07	0.96
Investments in securities	21	(125.04)	91.48	(265.23)
Interest and dividend income		38.91	29.36	114.12

Cash Flow Before Exceptional Items		(338.52)	(33.55)	(980.89)

Exceptional Item — Income from sale of investment in Yantra Corporation		—	—	49.48
Less: Tax on the above		—	—	4.29

Net income from sale of investment in Yantra Corporation		—	—	45.19

NET CASH USED IN INVESTING ACTIVITIES		(338.52)	(33.55)	(935.70)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issue of preference share capital		—	(0.06)	(0.05)
Proceeds from issuance of share capital on exercise of stock options		99.76	83.93	440.85
Dividends paid during the period / year, including dividend tax		(200.82)	(867.18)	(1,020.57)

NET CASH USED IN FINANCING ACTIVITIES		(101.06)	(783.31)	(579.77)

Effect of exchange differences on translation of foreign currency cash and cash equivalents		4.49	13.31	4.04

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		142.43	(629.28)	(140.09)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD / YEAR		1,789.27	1,929.36	1,929.36

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD / YEAR	22	1,931.70	1,300.08	1,789.27

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23

The schedules referred to above form an integral part of the consolidated cash flow statement.

As per our report attached

for BSR & Co.
(formerly Bharat S Raut & Co.)
Chartered Accountants

Subramanian Suresh	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman	Chief Executive Officer,	Chief Operating Officer	Director
Membership No. 83673	and Chief Mentor	President and Managing Director	and Deputy Managing Director

	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar	Claude Smadja
	Director	Director	Director	Director

	Sridar A. Iyengar	David L. Boyles	K. Dinesh	S. D. Shibulal
	Director	Director	Director	Director

	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore	Director and	Director	Company Secretary and
July 12, 2005	Chief Financial Officer		Senior Vice President — Finance

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore
Schedules to the Consolidated Balance Sheet as at	June 30, 2005	June 30, 2004	March 31, 2005

1 SHARE CAPITAL

Authorized
Equity shares, Rs. 5/- par value 30,00,00,000 (30,00,00,000, 30,00,00,000) equity shares	150.00	150.00	150.00

Issued, Subscribed and Paid Up
Equity shares, Rs. 5/- par value* 27,14,22,867 (6,68,68,034; 27,05,70,549) equity shares fully paid up	135.71	33.43	135.29
[Of the above, 25,84,92,302 (5,78,88,200; 25,84,92,302 ) equity shares fully paid up have been issued as bonus shares by capitalization of the general reserve]

	135.71	33.43	135.29

Forfeited shares amounted to Rs. 1,500/- (Rs. 1,500/- ; Rs 1,500/-)
* For details of options in respect of equity shares, refer to note 23.2.7
* Refer to note 23.2.18 for details of basic and diluted shares

2 RESERVES AND SURPLUS

Capital reserve	5.94	5.94	5.94
Capital reserve on consolidation	50.24	—	0.10
Share premium account - As at April 1,	899.87	460.90	460.90
Add: Receipts on exercise of stock options issued to employees	99.34	83.82	438.97

	999.21	544.72	899.87

Foreign currency translation adjustment	(1.28)	(0.70)	(1.18)

General reserve - As at April 1,	2,769.74	2,679.60	2,679.60
Less: Capitalized for issue of bonus shares	—	—	100.30
Add: Transfer from the profit and loss account	—	—	190.44

	2,769.74	2,679.60	2,769.74

Balance in profit and loss account	1,946.99	456.39	1,415.35

	5,770.84	3,685.95	5,089.82

3 PREFERENCE SHARES ISSUED BY SUBSIDIARY

Authorized
0.0005% Cumulative convertible preference shares, Rs. 100/- par value 87,50,000 (87,50,000, 87,50,000) preference shares	87.50	87.50	87.50

Issued, Subscribed and Paid Up
0.0005% Cumulative convertible preference shares, Rs. 100/- par value Nil (87,50,000, 87,50,000) preference shares fully paid up*	—	87.50	87.50

Premium received on issue of preference shares	—	6.01	6.01

	—	93.51	93.51

*	Refer to note 23.2.16

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

Schedules to the Consolidated Balance Sheet

4 FIXED ASSETS

											in Rs. crore
Particulars	Original cost				Depreciation and amortization				Net book value
	As at April 1,		Deletions/	As at June 30,	As at April 1,	For the	Deletions/	As at June 30,	As at		As at
	2005	Additions	Retirement	2005	2005	period	Retirement	2005	June 30, 2005	June 30, 2004	March 31, 2005
Goodwill	40.52	—	—	40.52	—	—	—	—	40.52	40.52	40.52
Land: free-hold	29.64	—	—	29.64	—	—	—	—	29.64	20.05	29.64
leasehold	89.69	4.37	—	94.06	—	—	—	—	94.06	86.15	89.69
Buildings	731.48	85.53	—	817.01	118.43	12.83	—	131.26	685.75	381.04	613.05
Plant and machinery	395.44	48.54	0.08	443.90	217.29	17.14	0.06	234.37	209.53	112.67	178.17
Computer equipment	610.33	49.15	1.70	657.78	446.22	36.07	1.68	480.61	177.17	102.35	164.11
Furniture and fixtures	341.27	25.78	0.38	366.67	205.19	13.61	0.38	218.42	148.25	103.66	136.08
Leasehold improvements	6.11	0.01	—	6.12	1.29	0.42	—	1.71	4.41	2.29	4.82
Vehicles	0.69	0.17	—	0.86	0.28	0.03	—	0.31	0.55	0.21	0.41
Intangible assets
Intellectual property rights	42.14	—	—	42.14	42.14	—	—	42.14	—	—	—

	2,287.31	213.55	2.16	2,498.70	1,030.84	80.10	2.12	1,108.82	1,389.88	848.94	1,256.48

Previous Period	1,633.65	77.66	0.78	1,710.53	809.84	52.53	0.78	861.59

Previous year	1,633.65	728.14	74.48	2,287.31	809.84	286.91	65.92	1,030.83

Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited.

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

			in Rs. crore

Schedules to the Consolidated Balance Sheet as at?	June 30, 2005	June 30, 2004	March 31, 2005

5 INVESTMENTS

Trade (unquoted) — at cost
Long- term investments	16.10	30.01	16.10
Less: Provision for investments	14.06	27.97	14.06

	2.04	2.04	2.04

Non-trade (unquoted), current investments, at the lower of cost and fair value
Liquid mutual funds	1,333.72	851.94	1,208.74

	1,335.76	853.98	1,210.78

Aggregate amount of unquoted investments	1,335.76	853.98	1,210.78

6 DEFERRED TAX ASSETS

Fixed assets	37.24	30.92	32.95
Investments	—	2.90	—
Sundry debtors	2.05	2.78	2.88
Leave provisions and others	8.67	7.60	8.54

	47.96	44.20	44.37

7 SUNDRY DEBTORS

Debts outstanding for a period exceeding six months
Unsecured
considered good	—	—	—
considered doubtful	12.44	8.80	10.66

Other debts
Unsecured
considered good*	1,235.65	836.63	1,322.00
considered doubtful	4.51	7.84	8.24

	1,252.60	853.27	1,340.90
Less: Provision for doubtful debts	16.95	16.64	18.90

	1,235.65	836.63	1,322.00

* Includes dues from companies where directors are interested	—	—	—

8 CASH AND BANK BALANCES

Cash on hand	0.04	0.05	0.02
Balances with scheduled banks
In current accounts *	110.00	54.39	82.76
In deposit accounts in Indian Rupees	1,421.52	733.43	1,250.35
Balances with non-scheduled banks
In deposit accounts in foreign currency	—	16.18	25.48
In current accounts in foreign currency	186.88	273.33	216.97

	1,718.44	1,077.38	1,575.58

*includes balance in unclaimed dividend account	3.96	6.72	3.33

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

			in Rs. crore

Schedules to the Consolidated Balance Sheet as at	June 30, 2005	June 30, 2004	March 31, 2005

9 LOANS AND ADVANCES

Unsecured, considered good
Advances
prepaid expenses	29.38	32.09	35.86
for supply of goods and rendering of services	5.46	7.90	2.47
advance to gratuity trust	22.68	—	—
others	8.84	12.21	15.66

	66.36	52.20	53.99

Unbilled revenues	154.57	136.77	141.49
Advance income tax	414.38	200.82	403.84
Loans and advances to employees *
housing and other loans	53.48	74.42	57.84
salary advances	44.39	41.05	43.34
Electricity and other deposits	24.32	14.72	16.63
Rental deposits	15.83	15.50	15.36
Deposits with financial institutions (refer note 23.2.9)	317.97	222.70	280.08
Deposits with government authorities	—	0.01	0.05
Mark to Market forward contract — asset	3.06	—	11.30
Other assets	13.82	2.88	0.52

	1,108.18	761.07	1,024.44
Unsecured, considered doubtful
Loans and advances to employees	0.27	0.11	0.23

	1,108.45	761.18	1,024.67
Less: Provision for doubtful loans and advances to employees	0.27	0.11	0.23

	1,108.18	761.07	1,024.44

* includes dues by non-director officers of the company	—	—	—
Maximum amounts due by non-director officers at any time during the period/ year	—	—	—

10 CURRENT LIABILITIES

Sundry creditors
for capital goods	3.93	3.93	0.76
for goods and services	2.33	0.12	3.82
for accrued salaries and benefits
salaries	15.83	13.63	14.57
bonus and incentives	94.92	102.74	199.54
unavailed leave	71.38	49.17	76.78
for other liabilities
accrual for expenses	160.27	69.74	140.73
retention monies	12.69	9.59	13.66
withholding and other taxes payable	71.67	51.49	60.55
for purchase of intellectual property rights	19.26	20.36	19.31
others	5.82	10.94	5.64

	458.10	331.71	535.36
Advances received from clients	24.64	48.61	28.64
Unearned revenue	124.74	96.73	88.69
Unclaimed dividend	3.96	6.72	3.33
Loss on forward exchange contracts	0.22	34.31	—

	611.66	518.08	656.02

11 PROVISIONS

Proposed dividend	—	—	175.87
Provision for
tax on dividend	—	—	24.67
income taxes	602.65	363.74	546.43
post-sales client support and warranties	27.96	12.34	29.57

	630.61	376.08	776.54

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

			in Rs. crore

Schedules to Consolidated Profit and Loss Account for the	Quarter ended		Year ended
	June 30, 2005	June 30, 2004	March 31, 2005

12 SOFTWARE DEVELOPMENT AND BUSINESS PROCESS MANAGEMENT EXPENSES

Salaries and bonus including overseas staff expenses	880.16	652.25	3,025.52
Contribution to provident and other funds	20.38	16.32	81.48
Staff welfare	6.37	3.61	22.08
Overseas travel expenses	81.12	63.53	252.41
Traveling and conveyance	—	1.35	9.21
Technical sub-contractors	36.57	14.27	108.71
Software packages
for own use	33.52	22.02	115.95
for service delivery to clients	10.74	3.53	15.45
Communication expenses	15.64	12.71	55.45
Rent	5.77	1.68	11.84
Computer maintenance	4.23	3.07	15.63
Consumables	3.81	3.34	15.47
Provision for post-sales client support and warranties	1.22	7.22	31.10
Other miscellaneous expenses	4.91	0.32	4.36

	1,104.44	805.22	3,764.66

13 SELLING AND MARKETING EXPENSES

Salaries and bonus including overseas staff expenses	85.84	65.60	276.73
Contribution to provident and other funds	0.14	0.39	1.71
Staff welfare	0.11	0.18	0.57
Overseas travel expenses	19.12	13.55	55.78
Traveling and conveyance	0.77	1.38	10.68
Brand building	10.02	5.77	35.18
Commission and earnout charges	9.99	4.17	24.67
Professional charges	4.75	3.14	18.38
Rent	3.84	3.09	10.88
Marketing expenses	2.83	3.89	11.05
Telephone charges	1.54	1.16	5.33
Printing and stationery	0.56	0.30	1.71
Advertisements	0.50	0.21	1.95
Sales promotion expenses	0.27	0.25	1.28
Office maintenance	0.25	0.43	0.86
Insurance charges	0.11	0.09	0.51
Consumables	0.06	0.13	0.27
Software packages
for own use	0.06	—	0.15
Computer maintenance	—	0.10	0.13
Rates and taxes	—	0.03	0.03
Miscellaneous expenses	0.70	1.35	3.15

	141.46	105.21	461.00

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

			in Rs. crore

Schedules to Consolidated Profit and Loss Account for the	Quarter ended		Year ended
	June 30, 2005	June 30, 2004	March 31, 2005

14 GENERAL AND ADMINISTRATION EXPENSES

Salaries and bonus including overseas staff expenses	39.84	25.92	122.32
Contribution to provident and other funds	1.96	1.73	7.84
Staff welfare	—	0.13	0.86
Telephone charges	17.05	10.20	52.47
Professional charges	16.73	12.58	67.71
Power and fuel	15.51	9.62	43.66
Office maintenance	14.77	8.36	44.65
Traveling and conveyance	14.20	8.83	41.45
Overseas travel expenses	7.02	2.09	12.01
Insurance charges	6.27	7.69	31.76
Printing and stationery	3.72	1.91	11.01
Rates and taxes	3.23	2.57	9.18
Donations	3.13	4.22	21.21
Rent	3.13	4.36	17.95
Advertisements	2.70	2.10	11.15
Professional membership and seminar participation fees	2.49	1.60	6.36
Repairs to building	2.36	1.32	13.54
Repairs to plant and machinery	1.76	1.57	7.69
Postage and courier	1.88	1.47	5.25
Books and periodicals	0.70	0.58	2.65
Recruitment and training	0.64	0.57	2.29
Provision for bad and doubtful debts	0.35	6.33	23.63
Provision for doubtful loans and advances	0.07	0.02	0.10
Commission to non-whole time directors	0.37	0.39	1.24
Auditor’s remuneration
statutory audit fees	0.25	0.20	0.88
certification charges	—	—	0.10
others	—	—	—
out-of-pocket expenses	0.01	0.01	0.02
Bank charges and commission	0.20	0.27	1.22
Freight charges	0.18	0.23	0.72
Research grants	0.09	0.10	0.84
Software packages
for own use	—	0.42	1.47
Miscellaneous expenses	1.27	0.29	5.75

	161.88	117.68	568.98

15 OTHER INCOME

Interest received on deposits with banks and others*	25.43	20.32	75.58
Dividend received on investment in liquid mutual funds (non-trade unquoted)	13.48	9.04	38.54
Miscellaneous income, net (refer to note 23.2.10)	(0.11)	0.26	1.65
Exchange differences	(10.22)	(13.92)	8.13

	28.58	15.70	123.90

*Tax deducted at source	4.91	4.32	16.73

16 PROVISION FOR TAXATION

Current period/ year
Income taxes	83.86	68.50	334.83
Deferred taxes	(3.76)	(4.39)	(9.25)

	80.10	64.11	325.58
Prior period/ years	0.06	—	—

	80.16	64.11	325.58

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

			in Rs. crore

Schedules to Consolidated Cashflow Statements for the	Quarter ended		Year ended
	June 30, 2005	June 30, 2004	March 31, 2005

17 CHANGE IN LOANS AND ADVANCES

As per the Balance Sheet	1,108.18	761.07	1,024.44
Less: Deposits with financial institutions, included in cash and cash equivalents (refer to note 23.2.20.c)	(213.26)	(222.70)	(213.69)
Advance income taxes separately considered	(414.38)	(200.82)	(403.84)

	480.54	337.55	406.91
Less: Opening balance considered	(406.91)	(302.93)	(302.93)

	73.63	34.62	103.98

18 CHANGE IN CURRENT LIABILITIES AND PROVISIONS

As per the Balance Sheet	1,242.27	894.16	1,432.56
Add/ (Less): Provisions separately considered in the cash flow Statement
Income taxes	(602.65)	(363.74)	(546.43)
Dividends	—	—	(175.87)
Dividend tax	—	—	(24.67)

	639.62	530.42	685.59
Less: Opening balance considered	(685.59)	(586.85)	(586.85)

	(45.97)	(56.43)	98.74

19 INCOME TAXES PAID

Charge as per the Profit and Loss Account	80.16	64.11	325.58
Add: Increase in advance income taxes	10.54	(9.45)	193.57
Increase / (Decrease) in deferred taxes	3.59	4.39	4.40
Less: (Increase) / Decrease in income tax provision	(56.22)	(47.00)	(229.69)

	38.07	12.05	293.86

20 PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS

As per the schedule 4 to Balance Sheet*	213.55	77.66	721.12
Less: Opening Capital work-in-progress	(317.67)	(208.05)	(208.05)
Add: Closing Capital work-in-progress	356.61	284.85	317.67

	252.49	154.46	830.74

* Excludes Rs. 7.02 towards movement of land from leasehold to freehold for the year ended March 31, 2005

21 INVESTMENTS IN / (DISPOSAL OF) SECURITIES *

As per the Balance Sheet	1,335.76	853.98	1,210.78
Add: Provisions on investments	0.06	(0.01)	(0.10)

	1,335.82	853.97	1,210.68
Less: Opening balance considered	(1,210.78)	(945.45)	(945.45)

	125.04	(91.48)	265.23

* refer to note 23.2.11 for details of investments and redemptions

22 CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD / YEAR

As per the Balance Sheet	1,718.44	1,077.38	1,575.58
Add: Deposits with financial institutions, included herein*	213.26	222.70	213.69

	1,931.70	1,300.08	1,789.27

* refer to note 23.2.20c

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

Schedules to the Consolidated Financial Statements for the quarter ended June 30, 2005

23. Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited (Infosys or the company) along with its majority owned and controlled subsidiary, Progeon Limited, India (Progeon), and wholly owned subsidiaries Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (Shanghai) Co. Limited (Infosys China) and Infosys Consulting, Inc., USA (Infosys Consulting), provides business solutions and information technology services. The group of companies (“the Group”) provide end-to-end business solutions that leverage technology thus enabling its clients to enhance business performance. The Group’s operations are to provide solutions that span the entire software life cycle encompassing consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation. In addition, the Group offers software products for the banking industry and business process management services.

23. 1 Significant accounting policies

23.1.1. Basis of preparation of financial statements

The accompanying financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (“GAAP”) under the historical cost convention on the accruals basis. GAAP comprises mandatory accounting standards issued by the Institute of Chartered Accountants of India (“ICAI”) and guidelines issued by the Securities and Exchange Board of India. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

Management evaluates all recently issued or revised accounting standards on an on-going basis.

The financial statements are prepared in accordance with the principles and procedures required for the preparation and presentation of consolidated financial statements as laid down under the accounting standard on Consolidated Financial Statements issued by the ICAI. The financial statements of Infosys — the parent company, Progeon, Infosys China, Infosys Australia and Infosys Consulting have been combined on a line-by-line basis by adding together book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gain/loss. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group. Minority interests have been excluded. Minority interests represent that part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company.

Goodwill has been recorded to the extent the cost of acquisition, comprising purchase consideration and transaction costs, exceeds the fair value of the net assets in the acquired company and will be tested for impairment on an annual basis. Exchange difference resulting from the difference due to translation of foreign currency assets and liabilities in subsidiaries is disclosed as foreign currency translation adjustment.

23.1.2. Use of estimates

The preparation of the financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Management periodically assesses, using external and internal sources, whether there is an indication that an asset may be impaired. An impairment occurs where the carrying value exceeds the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. The impairment loss to be expensed is determined as the excess of the carrying amount over the higher of the asset’s net sales price or present value as determined above. Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated. Actual results could differ from those estimates.

23.1.3. Revenue recognition

Revenue from software development on fixed-price, fixed-time frame contracts where there is no uncertainty as to measurement or collectability of consideration is recognized as per the percentage of completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple element contracts, where revenue is recognized as per the percentage of completion method.

Profit on sale of investments is recorded on transfer of title from the company and is determined as the difference between the sales price and the then carrying value of the investment. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company’s right to receive dividend is established.

23.1.4. Expenditure

The cost of software purchased for use in software development and services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed primarily on the basis of the lease rentals, payable as per the relevant lease agreements. Post-sales customer support costs are estimated by management, determined on the basis of past experience. The costs provided for are carried until expiry of the related warranty period. Provisions are made for all known losses and liabilities. Leave encashment liability is determined on the basis of an actuarial valuation.

23.1.5. Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets and the cost of fixed assets that are not yet ready for their intended use at the balance sheet date. Intangible assets are recorded at the consideration paid for acquisition.

23.1.6. Depreciation and amortization

Depreciation on fixed assets is applied on the straight-line method based on useful lives of assets as estimated by the Management. Depreciation for assets purchased/sold during the period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are entirely depreciated in the year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. Management estimates the useful lives for the various fixed assets as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Intellectual property rights	1-2 years

23.1.7. Retirement benefits to employees

23.1.7.a. Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering eligible employees at the company and Progeon. The Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation as at the balance sheet date and as per gratuity regulations for the company and Progeon respectively. Infosys fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees’ Gratuity Fund Trust (the “Trust”). Progeon fully contributed all ascertained liabilities to the Progeon Employees’ Gratuity Fund Trust. Trustees administer contributions made to the Trust and contributions are invested in specific investments, as permitted by law.

23.1.7.b. Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Till March 2005, the company made monthly contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees’ Superannuation Fund Trust based on a specified percentage of each covered employee’s salary. The company had no further obligations to the Plan beyond its monthly contributions. Certain employees of Progeon were also eligible for superannuation benefit. Progeon made monthly provisions under the superannuation plan based on a specified percentage of each covered employee’s salary. Progeon had no further obligations to the superannuation plan beyond its monthly provisions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India. From April 1, 2005, a substantial portion of the monthly contribution amount is paid directly to the employees as an allowance and a nominal amount is contributed to the trusts.

23.1.7.c. Provident fund

Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remaining contributions are made to government administered provident fund. The interest rate payable by the trust to the beneficiaries every year is being administered by the government. The company has an obligation to make good the short fall, if any, between the return from its investments and the administered interest rate.

In respect of Progeon, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Progeon make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee’s salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. Progeon has no further obligations under the provident fund plan beyond its monthly contributions.

23.1.8. Research and development

Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

23.1.9. Foreign currency transactions

Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at the daily rates. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.

Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the Group’s accounting policy.

Monetary current assets and monetary current liabilities denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account.

23.1.10. Forward contracts in foreign currencies

The company uses foreign exchange forward contracts and options to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward contracts and options reduces the risk or cost to the company and the company does not use the foreign exchange forward contracts for trading or speculation purposes.

The company records the gain or loss on effective hedges in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the profit and loss account of that period. To designate a forward contract and option as an effective hedge, Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the profit and loss account.

23.1.11. Income tax

Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable.

The differences that result between the profit offered for income taxes and the profit as per the financial statements are identified and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year.

23.1.12. Earnings per share

In determining earnings per share, the Group considers the net profit after tax and includes the post-tax effect of any extra-ordinary/exceptional item. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for any stock splits and bonus shares issues effected prior to the approval of the financial statements by the Board of Directors.

23.1.13. Investments

Trade investments are the investments made to enhance the Group’s business interests. Investments are either classified as current or long-term based on Management’s intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment. Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

23.1.14. Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the Group are segregated. Cash flows in foreign currencies are accounted at average monthly exchange rates that approximate the actual rates of exchange prevailing at the dates of the transactions.

23.2 Notes on accounts

All amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period/ year figures have been regrouped / reclassified, wherever necessary to conform to the current period’s presentation.

23.2.1 Aggregate expenses

The aggregate amounts incurred on certain specific expenses:
	Quarter ended		Year ended
	June 30, 2005	June 30, 2004	March 31, 2005

Salaries and bonus including overseas staff expenses	1,005.84	743.77	3,424.57
Contribution to provident and other funds	22.48	18.44	91.03
Staff welfare	6.48	3.92	23.51
Overseas travel expenses	107.26	79.17	320.20
Traveling and conveyance	14.97	11.56	61.34
Technical sub-contractors	36.57	14.27	108.71
Software packages
for own use	33.58	22.44	117.57
for service delivery to clients	10.74	3.53	15.45
Professional charges	21.48	15.72	86.09
Telephone charges	18.59	11.36	57.80
Communication expenses	15.64	12.71	55.45
Power and fuel	15.51	9.62	43.66
Office maintenance	15.02	8.79	45.51
Rent	12.74	9.13	40.67
Brand building	10.02	5.77	35.18
Commission and earnout charges	9.99	4.17	24.67
Insurance charges	6.38	7.78	32.27
Printing and stationery	4.28	2.21	12.72
Computer maintenance	4.23	3.17	15.76
Consumables	3.87	3.47	15.74
Rates and taxes	3.23	2.60	9.21
Advertisements	3.20	2.31	13.10
Donations	3.13	4.22	21.21
Marketing expenses	2.83	3.89	11.05
Professional membership and seminar participation fees	2.49	1.60	6.36
Repairs to building	2.36	1.32	13.54
Repairs to plant and machinery	1.76	1.57	7.69
Postage and courier	1.88	1.47	5.25
Provision for post-sales client support and warranties	1.22	7.22	31.10
Books and periodicals	0.70	0.58	2.65
Recruitment and training	0.64	0.57	2.29
Provision for bad and doubtful debts	0.35	6.33	23.63
Provision for doubtful loans and advances	0.07	0.02	0.10
Commission to non-whole time directors	0.37	0.39	1.24
Sales promotion expenses	0.27	0.25	1.28
Auditor’s remuneration
statutory audit fees	0.25	0.20	0.88
certification charges	—	—	0.10
others	—	—	—
out-of-pocket expenses	0.01	0.01	0.02
Bank charges and commission	0.20	0.27	1.22
Freight charges	0.18	0.23	0.72
Research grants	0.09	0.10	0.84
Miscellaneous expenses	6.88	1.96	13.26

	1,407.78	1,028.11	4,794.64

The above expenses for the quarter ended June 30, 2005 include Fringe Benefit Tax (FBT) in India amounting to Rs. 3.55 wherever applicable.

23.2.2. Capital commitments and contingent liabilities
	As at
	June 30, 2005			June 30, 2004		March 31, 2005

Estimated amount of unexecuted capital contracts

(net of advances and deposits)		259.19			228.15		274.72

Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favor of various government authorities and others		12.90			10.05		16.18

Claims against the company, not acknowledged as debts		66.19	*		4.53		16.45

Forward contracts outstanding
In US$	US$	261,000,000		US$	242,000,000	US$	353,317,400
(Equivalent approximate in Rs. crore)	(Rs. 1,143.22)			(Rs. 1,089.46)		(Rs. 1,558.19)

Options Contract Outstanding
Put options purchased	US$	11,000,000			—		—
(Equivalent approximate in Rs. crore)	(Rs. 47.86)				—		—
Call options sold	US$	22,000,000			—		—
(Equivalent approximate in Rs. crore)	(Rs. 95.72)				—		—

*	On April 15, 2005, the company received a demand from the Indian tax authorities for payment of additional tax of Rs. 49.74, including interest of Rs. 12.29, upon completion of their tax review for fiscal 2002. The tax demand is mainly on account of disallowance of a portion of the deduction to its taxable income under Indian law claimed by the company under Section 10A of the Income-tax Act. Deduction under Section 10A of the Income-tax Act is determined by the ratio of “Export Turnover” to “Total Turnover”. The disallowance arose from certain expenses incurred in foreign currency being reduced from Export Turnover but not also reduced from Total Turnover.

The company is contesting the demand and management, including its tax advisers, believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the company’s financial position and results of operations.

23.2.3. Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the quarter ended June 30, 2005 and 2004 and year ended March 31, 2005 and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements:-

	Quarter ended		Year ended
	June 30, 2005	June 30, 2004	March 31, 2005

Lease rentals recognized during the period / year	12.66	9.13	45.34

Lease obligations	As at
	June 30, 2005	June 30, 2004	March 31, 2005

Within one year of the balance sheet date	28.97	28.71	26.83
Due in a period between one year and five years	94.47	59.96	83.32
Due after five years	39.84	3.81	24.40

	163.28	92.48	134.55

The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises and car rentals. Some of these lease agreements have price escalation clause.

23.2.4. Related party transactions

During the quarter ended June 30, 2005, an amount of Rs. 3.00 (for the quarter ended June 30, 2004 Rs. 4.00 and for the year ended March 31, 2005 Rs. 15.00) has been donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the company are trustees.

23.2.5. Transactions with key management personnel

Key management personnel comprise our directors and statutory officers.

Particulars of remuneration and other benefits provided to key management personnel during the quarter ended June 30, 2005 and 2004 and year ended March 31, 2005:

Name	Salary	Contributions	Perquisites	Total
		to provident and	and incentives	Remuneration
		other funds

Chairman and Chief Mentor
N R Narayana Murthy	0.03	0.01	0.06	0.10
	0.03	0.01	0.04	0.08
	0.12	0.04	0.15	0.31

Chief Executive Officer, President and Managing Director
Nandan M Nilekani	0.03	0.01	0.06	0.10
	0.03	0.01	0.04	0.08
	0.12	0.04	0.16	0.32

Chief Operating Officer and Deputy Managing Director
S Gopalakrishnan	0.03	0.01	0.07	0.11
	0.03	0.01	0.04	0.08
	0.12	0.05	0.15	0.32

Whole-time Directors
K Dinesh	0.03	0.01	0.05	0.09
	0.03	0.01	0.04	0.08
	0.12	0.04	0.15	0.31

S D Shibulal	0.22	—	—	0.22
	0.19	—	0.11	0.30
	0.82	—	0.32	1.14

T V Mohandas Pai	0.05	0.02	0.11	0.18
Chief Financial Officer	0.04	0.02	0.09	0.15
	0.17	0.05	0.36	0.58

Srinath Batni	0.04	0.01	0.09	0.14
	0.04	0.02	0.08	0.14
	0.16	0.06	0.32	0.54

Other Senior Management Personnel
V Balakrishnan	0.03	0.01	0.14	0.18
Company Secretary	0.03	0.01	0.11	0.15
	0.12	0.04	0.39	0.55

Name	Commission	Sitting fees	Reimbursement	Total
			of expenses	remuneration

Non-Whole time Directors
Deepak M Satwalekar	0.04	0.01	—	0.05
	0.05	—	0.01	0.06
	0.18	—	0.01	0.19

Marti G Subrahmanyam	0.04	—	0.05	0.09
	0.05	—	0.03	0.08
	0.16	—	0.05	0.21

Philip Yeo	0.03	—	—	0.03
	0.05	—	—	0.05
	0.12	—	—	0.12

Omkar Goswami	0.04	—	0.01	0.05
	0.05	—	0.01	0.06
	0.16	—	0.01	0.17

Larry Pressler	0.04	—	—	0.04
	0.05	—	—	0.05
	0.14	—	—	0.14

Rama Bijapurkar	0.04	—	—	0.04
	0.04	0.01	—	0.05
	0.16	0.01	0.01	0.18

Claude Smadja	0.04	—	0.03	0.07
	0.05	—	0.02	0.07
	0.16	0.01	0.13	0.30

Sridar A Iyengar	0.07	—	0.07	0.14
	0.05	—	0.04	0.09
	0.16	—	0.10	0.26

23.2.6. Research and development expenditure
	Quarter ended		Year ended
	June 30, 2005	June 30, 2004	March 31, 2005

Capital	—	—	—
Revenue	26.05	13.93	74.39

	26.05	13.93	74.39

23.2.7. Stock option plans

The company currently has three stock option plans.

1994 Stock Option Plan (“the 1994 Plan”)

The 1994 plan lapsed in fiscal 2000 and consequently, no further grants have since been made.

1998 Stock Option Plan (“the 1998 Plan”)

The 1998 Plan was approved by the board of directors in December 1997 and by the shareholders in January 1998, and is for issue of 58,80,000 ADSs representing 58,80,000 equity shares. The 1998 Plan automatically expires in January 2008, unless terminated earlier. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the board of directors administers the 1998 Plan. All options have been granted at 100% of fair market value.

Number of options granted, exercised and forfeited during the	Quarter ended		Year ended
	June 30, 2005	June 30, 2004	March 31, 2005

Options outstanding, beginning of period / year	30,54,290	38,71,010	38,71,010
Granted	—	—	—
Less: exercised	85,482	21,628	5,85,800
forfeited	14,340	1,07,906	2,30,920

Options outstanding, end of period / year	29,54,468	37,41,476	30,54,290

1999 Stock Option Plan (“the 1999 Plan”)

In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the board of directors approved the plan in June 1999, which provides for the issue of 2,64,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options will be issued to employees at an exercise price that is not less than the fair market value.

Number of options granted, exercised and forfeited during the	Quarter ended		Year ended
	June 30, 2005	June 30, 2004	March 31, 2005

Options outstanding, beginning of period / year	1,40,54,937	1,83,62,120	1,83,62,120
Granted	—	—	—
Less: exercised	7,66,836	8,86,284	34,20,525
forfeited	56,980	3,13,704	8,86,658

Options outstanding, end of period / year	1,32,31,121	1,71,62,132	1,40,54,937

The aggregate options considered for dilution are set out in note 23.2.18

The above options will automatically be adjusted for the bonus shares issued in the same proportion. The respective exercise price will also reduce in the same proportion.

Progeon’s 2002 Plan

Progeon’s 2002 Plan provides for the grant of stock options to employees of Progeon and was approved by the board of directors and stockholders in June 2002. All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a Compensation Committee comprising three members, all of whom are directors of Progeon. The 2002 Plan provides for the issue of 52,50,000 equity shares to employees, at an exercise price, which shall not be less than the Fair Market Value (“FMV”) on the date of grant. Options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in general meeting. The options issued under the 2002 Plan vest in periods ranging between one through six years, although accelerated vesting based on performance conditions is provided in certain instances.

The activity in Progeon’s 2002 Plan during the quarter ended June 2005 and 2004 and year ended March 31, 2005 :-

Number of options granted, exercised and forfeited during the	Quarter ended		Year ended
	June 30, 2005	June 30, 2004	March 31, 2005

Options outstanding, beginning of period / year	31,16,518	31,24,625	31,24,625
Granted	7,03,300	1,99,600	4,32,900
Less: exercised	6,750	2,700	1,13,650
forfeited	50,293	74,450	3,27,357

Options outstanding, end of period / year	37,62,775	32,47,075	31,16,518

Proforma Accounting for Progeon Stock Option Plan

Guidance note on “Accounting for employee share based payments” issued by Institute of Chartered Accountants of India establishes financial accounting and reporting principles for employee share based payment plans. The guidance note applies to employee share based payment plans, the grant date in respect of which falls on or after April 1, 2005.

As allowed by guidance note, Progeon has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of guidance note “Accounting of employee share based premiums”. Had the compensation cost for Progeon’s stock-based compensation plan been determined in a manner consistent with the fair value approach described in guidance note, the Company’s net Income and basic and diluted earnings per share as reported would have reduced to the proforma amounts as indicated:-

Quarter ended
June 30, 2005

Net Profit:
As Reported	531.92
Less: Stock-based employee compensation expense	0.64

Adjusted Proforma	531.28

Basic Earnings per share as reported	19.63
Proforma Basic Earnings per share	19.60
Diluted Earnings per share as reported	19.08
Proforma Earnings per share as reported	19.05

The Fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

Dividend yield %	0.00%
Expected life	1 through 6 years
Risk free interest rate	6.90%
Volatility	50.00%

23.2.8. Income taxes

The provision for taxation includes tax liabilities in India on the company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries.

Most of the company’s and all of Progeon’s operations are conducted through Software Technology Parks (“STPs”). Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2009.

23.2.9. Loans and advances

Deposits with financial institutions comprise:-
		As at
	June 30, 2005	June 30, 2004	March 31, 2005

Housing Development Finance Corporation Limited (“HDFC”)	213.26	213.49	213.69
Life Insurance Corporation of India	104.71	—	66.39

	317.97	213.49	280.08

Interest accrued but not due (included above)	1.25	1.49	1.68

Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC Limited. Except as director in this financial institution, he has no direct interest in any transactions.

Deposit with Life Insurance Corporation of India represents amount deposited to settle employee benefit/ leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash.

23.2.10. Fixed assets

Profit / loss on disposal of fixed assets
	Quarter ended		Year ended
	June 30, 2005	June 30, 2004	March 31, 2005

Profit on disposal of fixed assets, included in miscellaneous income	0.05	0.07	0.36
Loss on disposal of fixed assets, included in miscellaneous expenses	—	—	(0.93)

Profit/(loss) on disposal of fixed assets, net	0.05	0.07	(0.57)

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as “Land - leasehold” under “Fixed assets” in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at June 30, 2005.

23.2.11. Details of Investments

Details of investments in and disposal of securities during the quarter ended June 30, 2005 and 2004 and year ended March 31, 2005:-
	Quarter ended		Year ended
	June 30, 2005	June 30, 2004	March 31, 2005

Investment in securities
Liquid Mutual funds	279.74	26.30	445.32

	279.74	26.30	445.32

Redemption / Disposal of Investment in securities
Liquid Mutual funds	154.70	117.78	179.99

	154.70	117.78	179.99

Net movement in investment	125.04	(91.48)	265.33

23.2.12. Holding of Infosys in its subsidiaries

	Country of	Holding as at June
Name of the subsidiary	incorporation	30, 2005

Progeon Limited	India	73.42%
Infosys Technologies (Australia) Pty Ltd.	Australia	100%
Infosys Technologies (Shanghai) Co. Ltd.	China	100%
Infosys Consulting Inc.	USA	100%

22.2.13. Provision for doubtful debts

Periodically, the company evaluates all customer dues to the company for collectibility. The need for provisions is assessed based on various factors including collectibility of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could effect the customer’s ability to settle. The company normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date. As at June 30, 2005 the company has provided for doubtful debts of Rs. 4.51 (as at June 30, 2004 Rs. 7.84 and as at year ended March 31, 2005 Rs 8.24) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company pursues the recovery of the dues, in part or full.

23.2.14. Segment reporting

The Group’s operations predominantly relate to providing IT services and Business Process Management, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the Group are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The Group believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and directly charged against total income.

Fixed assets used in the business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Quarter ended June 30, 2005 and 2004
	Financial
	services	Manufacturing	Telecom	Retail	Others	Total

Revenues	751.91	276.03	355.35	198.38	489.92	2,071.59
	516.25	227.85	270.57	173.55	329.16	1,517.38
Identifiable operating expenses	317.37	127.21	139.17	86.60	195.55	865.90
	223.40	104.81	127.30	61.67	137.29	654.47
Allocated expenses	195.10	67.55	86.24	49.02	143.97	541.88
	132.39	51.20	65.56	40.85	77.38	367.38

Segmental operating income	239.44	81.27	129.94	62.76	150.40	663.81
	160.46	71.84	77.71	71.03	114.49	495.53
Unallocable expenses						80.10
						58.79

Operating income						583.71
						436.74
Other income (expense), net						28.52
						15.71

Net profit before taxes						612.23
						452.45
Income taxes						80.16
						64.11

Net profit after taxes						532.07
						388.34

Year ended March 31, 2005
	Financial
	services	Manufacturing	Telecom	Retail	Others	Total

Revenues	2,465.81	1,032.39	1,319.65	698.18	1,613.62	7,129.65
Identifiable operating expenses	1,036.77	443.58	543.99	279.37	640.71	2,944.42
Allocated expenses	647.30	250.81	323.10	166.04	456.72	1,843.97

Segmental operating income	781.74	338.00	452.56	252.77	516.19	2,341.26
Unallocable expenses						293.17

Operating income						2,048.09
Other income (expense), net						124.00

Net profit before taxes						2,172.09
Income taxes						325.58

Net profit after taxes						1,846.51

Geographic segments

Quarter ended June 30, 2005 and 2004
				Rest of the
	North America	Europe	India	World	Total

Revenues	1,316.86	494.79	49.59	210.35	2,071.59
	988.27	337.76	23.93	167.42	1,517.38
Identifiable operating expenses	568.71	201.05	19.67	76.47	865.90
	425.39	132.28	4.69	92.11	654.47
Allocated expenses	332.44	118.03	11.86	79.55	541.88
	233.54	79.21	5.35	55.54	373.64

Segmental operating income	415.71	175.71	18.06	54.33	663.81
	329.34	126.27	13.89	19.77	489.27
Unallocable expenses					80.10
					52.53

Operating income					583.71
					436.74
Other income (expense), net					28.52
					15.71

Net profit before taxes					612.23
					452.45
Income taxes					80.16
					64.11

Net profit after taxes					532.07
					388.34

Year ended March 31, 2005
				Rest of the
	North America	Europe	India	World	Total

Revenues	4,647.67	1,588.89	133.49	759.60	7,129.65
Identifiable operating expenses	1,932.34	626.58	36.30	349.17	2,944.39
Allocated expenses	1,151.87	381.24	31.12	286.02	1,850.25

Segmental operating income	1,563.46	581.07	66.07	124.41	2,335.01
Unallocable expenses					286.92

Operating income					2,048.09
Other income (expense), net					124.00

Net profit before taxes					2,172.09
Income taxes					325.58
Net profit after taxes					1,846.51

23.2.15. Dividends remitted in foreign currencies

Infosys does not make any direct remittances of dividends in foreign currency. The company remits the equivalent of the dividends payable to the holders of ADS (“ADS holders”) in Indian Rupees to the depositary bank, which is the registered shareholder on record for all owners of the company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

Particulars of dividends remitted:-
Particulars	Number of shares to
	which the dividends	Quarter ended		Year ended
	relate	June 30, 2005	June 30, 2004	March 31, 2005

Final and one-time special dividend for Fiscal 2004	52,92,612	—	60.87	60.87
Interim dividend for fiscal 2005	2,12,44,988	—	—	10.62
Final dividend for fiscal 2005	3,77,58,680	24.54	—	—

23.2.16. Conversion of cumulative preference shares in Progeon

Progeon had issued an aggregate of 87,50,000 0.005% Cumulative Convertible Preference shares of par value Rs. 100 each to Citicorp International Finance Corporation (“CIFC”) for an aggregate consideration of Rs. 93.80 per the shareholder’s agreement as of March 31, 2005. Each preference share was convertible to one equity share of par value Rs. 10/-.

On June 30, 2005 CIFC exercised its rights under the shareholder’s agreement and converted the preference shares to equity shares. Pursuant to the conversion, the equity share capital of Progeon increased by Rs 8.75 to Rs 33.37 and the share premium increased by Rs. 78.75 to Rs. 85.02 as of June 30, 2005. Infosys’ equity holding in Progeon as of June 30, 2005 was 73.42%.

23.2.17. Provisions for investments

The Company evaluates all investments for any diminution in their carrying values that is other than temporary. The company made a provision of Rs. nil during the quarter ended June 30, 2005 (for the quarter ended June 30, 2004 Rs. nil and for the year ended March 31, 2005 Rs. nil) on trade investments.

The company provided Rs. 0.06 during the quarter ended June 30, 2005 (for the quarter ended June 30, 2004 Rs. (0.01) and for the year ended March 31, 2005 Rs.(0.10)) on revision of the carrying amount of non-trade current investments to fair value.

23.2.18. Reconciliation of basic and diluted shares used in computing earnings per share

At the annual general meeting held on June 12, 2004, the shareholders approved the issue of bonus shares in the ratio of three bonus shares for each share. The record date for the bonus issue was July 2, 2004 and the shares were allotted on July 3, 2004. All basic and diluted shares used in determining earnings per share are after considering the effect of bonus issue

	Quarter ended		Year ended
	June 30, 2005	June 30, 2004	March 31, 2005

Number of shares considered as basic weighted average shares outstanding	27,09,95,442	26,71,36,028	26,84,20,167

Add: Effect of dilutive issues of shares/stock options	78,29,781	47,15,239	71,63,377

Number of shares considered as weighted average shares and potential shares outstanding	27,88,25,223	27,18,51,267	27,55,83,543

23.2.19. Exceptional item

During the year ended March 31, 2005 the company sold its entire investment in Yantra Corporation, USA (“Yantra”) for a total consideration of US$ 12.57 million. An amount of Rs 49.48 representing 90% of the consideration has been received by the company and the balance amounts has been deposited in Escrow to indemnify any contractual contingencies and the unutilised balance is eligible for release in April, 2006. The income arising thereof amounted to Rs. 45.19 (net of taxes) is disclosed separately as exceptional item in the profit and loss account for the year ended March 31, 2005.

The carrying value of the company’s investment was Rs. Nil since a provision of Rs. 7.06 had been made in earlier years to recognise losses incurred by Yantra in excess of the company’s contribution to capital. Accordingly the realised gain on disposal of investment of Rs. 45.19, net of taxes of Rs. 4.29 has been recognised in the profit and loss account and being of a non recurring nature has been disclosed in the profit and loss account for the year ended March 31, 2005 as an “Exceptional Item”.

23.2.20. Cash flow statement

23.2.20.a

The balance of cash and cash equivalents includes Rs. 3.96 as at June 30, 2005 (for the quarter ended June 30, 2004 Rs.6.72 and for the year ended March 31, 2005 Rs. 3.33) set aside for payment of dividends.

23.2.20.b

During the year ended March 31, 2005, Infosys issued bonus shares at the ratio of three equity shares for each equity share in India and a stock dividend of two ADSs for each ADS in the USA. The ratio of shares to ADS was also changed from 1:2 to 1:1. Accordingly, the share capital of the company stands increased by Rs. 100.30. The bonus shares were issued by capitalization of general reserves.

23.2.20.c Restricted cash

Deposits with financial institutions as at June 30, 2005 include an amount of Rs. 104.71 (at at June 30, 2004 Rs. Nil and as at March 31, 2005 Rs. 66.39) with Life Insurance Corporation of India, considered as restricted cash and is hence not included under “Cash and cash equivalents”.